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03051655

[...]TES
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Washing[...] [...] 20549



SEC MAIL PROCESSING
RECEIVED
SEP 03 2003
WASH, D.C.
183 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alamo Capital

OFFICIAL USE ONLY
26193
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Botelho Drive, Suite 375
(No. and Street)

Walnut Creek (City) CA (State) 94596-5041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Mullally (925)-472-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ignacio Valley Road #460, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-9-8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Mullally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alamo Capital, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public



MELINDA L. PEDERSEN
Commission # 1244626
Notary Public - California
Contra Costa County
My Comm. Expires Jan 1, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 26th day of August, 2003
at Walnut Creek, California.



Nancy A. Mullally
Chief Executive Officer
Alamo Capital


SEP 0 3 2003

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JUNE 30, 2003 AND 2002

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation
Certified Public Accountants

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statements of financial condition of Alamo Capital as of June 30, 2003 and 2002 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2003 and 2002 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 26, 2003

ALAMO CAPITAL
Statements of Financial Condition
June 30, 2003 and 2002

ASSETS

	2003	2002
Cash	$ -	$ -
Accounts receivable		
Balance held by clearing broker - dealer	173,277	172,887
Other broker - dealer balances	64,452	134,163
Other accounts receivable	16,672	12,787
Secured demand note receivable	100,000	100,000
Total accounts receivable	354,401	419,837
Firm trading securities (all debt securities)		
Marketable, at market value	593,029	735,310
Deposits and prepaid expenses	10,450	10,450
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $54,058 and $52,718, respectively	4,694	6,034
Total assets	$ 962,574	$ 1,171,631

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities		
Bank overdraft	$ 399	$ 36,277
Accounts payable and accrued expenses	102,233	66,621
Due to clearing broker - dealer for firm trading securities	600,529	742,810
	703,161	845,708
Liabilities subordinated to claims of general creditors	279,000	279,000
Total liabilities	982,161	1,124,708
Stockholders' equity		
Common stock of no par value, authorized 1,000,000 shares, issued 466,667 at June 30, 2003 and 233,333 at June 30, 2002	70,000	35,000
Preferred stock, Series A of $100 par, 9.5% cumulative non-voting, issued 750 shares	75,000	75,000
Paid in capital	0	35,000
Retained earnings (deficit)	(164,587)	(98,077)
Total stockholders' equity	(19,587)	46,923
Total liabilities and stockholders' equity	$ 962,574	$ 1,171,631

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Operations
For the Years Ended June 30, 2003 and 2002

	2003	2002
Revenues		
Trading revenue	$ 1,003,570	$ 988,238
Commissions	524,151	462,567
Other	374,965	561,505
Total revenues	1,902,686	2,012,310
Expenses		
Human resource expenses		
Compensation	757,167	847,891
Contract labor	203,238	153,777
Payroll taxes	66,602	64,005
Benefits and other	64,268	62,756
	1,091,275	1,128,429
Occupancy expenses		
Rent	137,882	127,674
Telephone	34,706	38,157
Office and other	31,348	32,922
	203,936	198,753
Systems and equipment expenses		
Equipment rental and information systems	181,205	213,478
Depreciation and amortization	1,340	969
Other	3,858	5,029
	186,403	219,476
Marketing and sales expenses		
Advertising and promotion	52,616	89,354
Other	10,908	15,826
	63,524	105,180
Other expenses		
Interest	113,681	110,623
Clearing charges	186,840	177,316
Other	115,582	72,349
	416,103	360,288
Total expenses	1,961,241	2,012,126
Income before income taxes	(58,555)	184
Income taxes		
California income tax	830	1,027
Total income tax expense	830	1,027
Net income (loss)	$ (59,385)	$ (843)

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2003 and 2002

	Common Stock		Preferred Stock		Paid-in	Retained Earnings	
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
Balances at June 30, 2001	233,333	$ 35,000	750	$ 75,000	$ -	$ (90,109)	$ 19,891
Paid in Capital					35,000		35,000
Net income for the year	-	-	-	-		(843)	(843)
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(7,125)	(7,125)
Balances at June 30, 2002	233,333	35,000	750	75,000	35,000	(98,077)	46,923
Paid in Capital into Common Stock	233,334	35,000	-	-	(35,000)	-	-
Net income (loss) for the year	-	-	-	-		(59,385)	(59,385)
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(7,125)	(7,125)
Balances at June 30, 2003	466,667	$ 70,000	750	$ 75,000	$ -	$ (164,587)	$ (19,587)

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended June 30, 2003 and 2002

Balance at June 30, 2001	$ 279,000
No change during year	-
Balance at June 30, 2002	279,000
No change during year	-
Balance at June 30, 2003	$ 279,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statements of Cash Flows

For the Years Ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ (59,385)	$ (843)
Adjustments to reconcile net income to cash provided by operating activities		-
Depreciation and amortization	1,340	969
(Increase) decrease in		
Accounts receivable	65,436	(47,650)
Firm trading securities	142,281	478,803
Deposits and prepaid expenses	-	(10,330)
Increase (decrease) in		
Accounts payable and accrued expenses	35,612	545
Amount due to clearing broker on trading securities	(142,281)	(478,803)
Net cash provided by operating activities	43,003	(57,309)
Cash flows from investing activities		
Fixed asset additions	-	(6,703)
Net cash used in investing activities	-	(6,703)
Cash flows from financing activities		
Capital paid-in	-	35,000
Dividends paid on preferred stock	(7,125)	(7,125)
Net cash used in financing activities	(7,125)	27,875
Net increase (decrease) in cash	35,878	(36,137)
Bank overdraft at beginning of year	(36,277)	(140)
Bank overdraft at end of year	$ (399)	$ (36,277)
Supplementary cash flow information		
California income tax paid	830	$ 6,047
Interest paid	113,681	$ 110,623

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Notes to Financial Statements
June 30, 2003 and 2002

1. General Information and Summary of Significant Accounting Policies

The company
Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions there from. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the lesser of the estimated useful lives of the assets or the related lease term.

Securities transactions
Proprietary securities transactions in regular-way securities are recorded on a settlement date basis since statements to customers are done on that basis. Profit and loss arising from all securities transactions entered in for the account and risk of the Company are recorded on a settlement basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses as applicable.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. All of the securities held at June 30, 2003 were valued at market value.

Income taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALAMO CAPITAL
Notes to Financial Statements
June 30, 2003 and 2002

2. Income Taxes

The following is a summary of the income taxes for the years ending June 30, 2003 and 2002:

	Year Ended June 30, 2003		Year Ended June 30, 2002	
	State	Federal	State	Federal
Net income before taxes	$ (58,555)	$ (58,555)	$ 184	$ 184
Adjustments				
Net Muni interest	(17,741)	(17,741)	(10,532)	(13,532)
Decrease in allowance for bad debt	(2000)	(2000)	-	-
Non-deductible expenses	587	587	5,119	5,119
Deductible California Franchise tax-PY	-	(800)	-	(3,524)
Subtotal	(77,709)	(78,509)	(5,229)	(11,753)
Net operating loss carry forward	-	(98,784)	-	(87,031)
Taxable income	(77,709)	(177,293)	(5,229)	(98,784)
Rates of tax	Min	Fwd	Min	Fwd
Income tax provision:				
Prior year adjustment	30	-	227	-
Current year minimum	800	-	800	-
Income tax expense	$ 830	$ -	$ 1,027	$ -

At June 30, 2003 and 2002, the Company had $177,293 and $98,784, respectively, of net operating losses to carry forward to future periods for Federal income tax purposes. These loss carryforwards have not been recorded as deferred tax assets as it is not likely that they will be realized in the near future. The state of Washington does not have an income tax.

3. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.57 to 1 at June 30, 2003 and 0.44 to 1 at June 30, 2002. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

At June 30, 2003, the Company had net capital as defined of $193,239 ($253,041 at June 30, 2002) which is compared to the minimum requirement of $100,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum requirement ($120,000 at June 30, 2003 and 2002).

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Office Space and Equipment Rental

The Company leased and occupied new premises as of July 2001. The term of the lease expires June 30, 2008 and requires base monthly rents, which have scheduled rent increases based on square footage and increases in building operating costs. Rent expense in fiscal years ended June 30, 2003 and 2002 was $137,882 (including $4,580 in other rents) and $127,674, respectively. These costs included certain variable costs which are added to the base rent as provided. The following base rents are due under the new lease:

Year Ended June 30:	Base Annual Rents
2004	$114,422
2005	$116,807
2006	$119,190
2007	$121,574
2008	$123,958

The Company also rents equipment on a month to month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $65,131 and $101,453 in 2003 and 2002, respectively.

6. Liabilities Subordinated to Claims of General Creditors

Notes payable which are subordinated to claims of general creditors were as follows June 30, 2003 and 2002, respectively:

Maturity Date	Interest Rate	2003 and 2002	Due to
April 30, 2007	10.00%	$ 20,000	Related party
May 31, 2007	10.00%	35,000	Stockholder
June 30, 2007	10.00%	24,000	Related party
March 31, 2005	6.25%	100,000	Unrelated party
January 31, 2006	11.00%	100,000	Related party
		$279,000	

Prior written approval by the National Association of Securities Dealers, Inc. is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. Investments

Investments are held at market and are generally traded within a month of purchase. At June 30, 2003 and 2002, securities held were $593,029 and $735,310, respectively. These investments are all municipal bonds.

ALAMO CAPITAL
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2003

Stockholders' equity (deficit)		$ (19,587)	
Liabilities subordinated to claims of general creditors		279,000	
		259,413	
Non-allowable assets and charges against net capital			
Prepaid expenses and deposits		10,450	
Other accounts receivable		16,672	
Equipment, net of depreciation		4,694	
Haircut on firm trading inventory		32,401	
Broker-dealer balances aged		1,957	
		66,174	
Net capital, as defined		193,239	(A)
Minimum requirement of net capital ($100,000 or 1/5 of aggregate indebtedness)		100,000	
Excess of net capital over requirement		93,239	
Aggregate indebtedness			
Total liabilities	$ 982,161		
Less: subordinated capital	(279,000)		
Due to clearing broker-secured by firm trading securities	(593,029)		
		$ 110,132	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.57 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 196,824	$ 139,244	0.71 to 1
Offset amount due to against due from clearing broker	-	(30,521)	
Increase in accounts payable	(5,999)	5,999	
Adjust bank overdraft	4,590	(4,590)	
Decrease in various assets, net of $8001 reduction in non-allowable assets	(2,176)	-	
Amounts reflected above	$ 193,239	$ 110,132	0.57 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

August 26, 2003